Exhibit (a)(5)(v)

EFiled: Jun 17 2014 04:43PM EDT
Transaction ID 55606573
Case No. 9776-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

DAVID RAUL AS CUSTODIAN FOR PINCHUS E. RAUL UTMA NY, individually and on behalf of all others similarly situated,	)	
Plaintiff,	)	C.A. No.
v.	)	
OPENTABLE, INC., A. GEORGE BATTLE, J. WILLIAM GURLEY, ROBERT HOHMAN, THOMAS H. LAYTON, DANIEL MEYER, PAUL PRESSLER, MATTHEW ROBERTS, THE PRICELINE GROUP, INC., and RHOMBUS, INC.	)	
Defendants.	)	

VERIFIED CLASS ACTION COMPLAINT
FOR BREACH OF FIDUCIARY DUTY

Plaintiff David Raul, as custodian for PINCHUS E. RAUL UTMA NY, ("Plaintiff"), by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1. Plaintiff brings this class action on behalf of the public stockholders of OpenTable, Inc. ("OpenTable" or the "Company") against OpenTable's Board of Directors (the "Board" or the "Individual

2 Defendants”) for failing to maximize stockholder value in connection with their attempt to sell the Company to The Priceline Group, Inc. (“Priceline”). 2. On June 13, 2014, Priceline and the Company announced a definitive agreement under which Priceline, through its wholly owned direct subsidiary Rhombus, Inc. (“Merger Sub”), will commence a tender offer (“Tender Offer”) to acquire all of the outstanding common shares of the Company at a purchase price consisting of $103.00 in cash (the “Merger Consideration) (the “Proposed Transaction”). The total Proposed Transaction is valued at approximately $2.6 billion. The Board has breached its fiduciary duties by agreeing to the Proposed Transaction, which both fails to maximize stockholder value and deprives OpenTable’s stockholders of their ability to enjoy the Company’s promising long-term growth prospects. 3. The Proposed Transaction will be effected pursuant to DGCL § 251(h), which eliminates a required stockholder vote in the second step of a two-step transaction as soon as the buyer has a simple majority of shares, i.e., 50.1%. 4. The Individual Defendants have exacerbated their breaches of fiduciary duties by agreeing to deal protection provisions that serve only to inhibit other bidders from making a successful competing offer for the

3 Company. Specifically, pursuant to the Agreement and Plan of Merger dated June 12, 2014 (the “Merger Agreement”), Defendants agreed to: (i) a strict no-solicitation provision that prohibits the Company from soliciting other potential acquirers or even in continuing ongoing discussions and negotiations with potential acquirers; (ii) a provision that provides Priceline with at least three (3) business days to match any superior proposal in the event one is made; and (iii) a provision that requires the Company to pay Priceline a $91 million termination fee in order to enter into a transaction with a superior bidder. These deal protections, in the context of such a short-lived tender offer, form an unreasonable barrier to potential superior offers. 5. Additionally, in connection with entering into the Merger Agreement, all members of the Board, I. Duncan Robertson (“Robertson”), the Company’s Chief Financial Officer (“CFO”), Michael Dodson, and Joseph Essas (collectively, the “Supporting Stockholders”), entered into a tender support agreement (the “Tender Support Agreement”) whereby the Supporting Stockholders have agreed, among other things, to tender all their shares of the Company’s stock, which they hold or will acquire, as part of the Proposed Transaction, thereby locking up approximately 7% of the

4 outstanding common stock of the Company. This Tender Support Agreement further inhibits other interested parties from making a superior proposal for the Company. 6. Moreover, the Merger Agreement only allows the Board to terminate the Merger Agreement in response to a superior offer after conducting an onerous and time consuming process, which substantially prejudices any potential topping bidder (and the Company’s stockholders) given the short amount of anticipated time between the announcement of the Proposed Transaction and the likely close of the Tender Offer. 7. Finally, the Board agreed that Matthew Roberts (“Roberts), the Company’s Chief Executive Officer (“CEO”) and President, will continue as the CEO of OpenTable after it becomes one of Priceline’s independently managed brands. 8. The Individual Defendants have breached their fiduciary duties and Priceline and Merger Sub have aided and abetted such breaches. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until Defendants cure their breaches of fiduciary duty.

5 PARTIES 9. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of OpenTable. 10. OpenTable is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal executive offices at One Montgomery Street, 7th Floor, San Francisco, California 94014. OpenTable is named herein solely for the purpose of providing full and complete relief. The Company, publicly traded on the NASDAQ Stock Market (“NASDAQ”) under the ticker symbol “OPEN”, is an online network which connects reservation-taking restaurants and people who dine at these restaurants. OpenTable has over 31,000 restaurant customers in its network and uses various solutions such as websites and mobile applications to connect its customer restaurants to diners. OpenTable is named as defendant herein solely for the purpose of providing complete relief. 11. Defendant A. George “Skip” Battle (“Battle”) has been a director of the Company since December 2006. 12. Defendant J. William Gurley (“Gurley”) has been a director of the Company since February 2000. 13. Defendant Robert Hohman is a director of the Company.

6 14. Defendant Thomas H. Layton (“Layton”) has been a director since May 1999 and serves as the Chairman of the Board. Layton served as the Company Chief Executive Officer (“CEO”) from September 2001 to June 2007. 15. Defendant Daniel Meyer (“Meyer”) has been a director of the Company since February 2008. 16. Defendant Paul Pressler (“Pressler”) has been a director of the Company since March 2008. 17. Defendant Roberts was named as President and CEO of the Company and joined the Board in June 2011. 18. Defendants referenced in ¶¶ 11 through 17 are collectively referred to as the Individual Defendants and/or the Board. 19. Defendant Priceline is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal executive offices at 800 Connecticut Avenue, Norwalk, Connecticut 06854. Priceline is an online travel company focused connecting consumers seeking to make travel reservations with providers of travels services worldwide.

7 20. Defendant Merger Sub is a Delaware corporation and wholly owned direct subsidiary of Priceline that was created for the purposes of effectuating the Proposed Transaction. 21. The Individual Defendants, OpenTable, Priceline and Merger Sub may be collectively referred to herein as “Defendants.” CLASS ACTION ALLEGATIONS 22. Plaintiff brings this action as a class action pursuant to Court of Chancery Rule 23 on behalf of all persons and/or entities that owned OpenTable common stock (the “Class”) as of June 13, 2014, the date on which the Proposed Transaction was announced. Excluded from the Class are Defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest. 23. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. According to the Merger Agreement, as of the close of business on June 10, 2014, 23,565,858 shares of common stock were represented by the Company as issued and

8 outstanding. All members of the Class may be identified from records maintained by OpenTable or its transfer agent and may be notified of the pendency of this action by mail, using forms of notice similar to that customarily used in securities class actions. 24. Questions of law and fact are common to the Class, including, inter alia, the following: (i) have the Individual Defendants breached their fiduciary duties of loyalty and/or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction; (ii) have the Individual Defendants failed to maximize stockholder value for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction; (iii) whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; (iv) have Priceline and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duties; and (v) whether the Class entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

9 25. Plaintiff’s claims are typical of the claims of the other members of the Class. Plaintiff and the other members of the Class have sustained similar damages as a result of Defendants’ wrongful conduct as alleged herein. 26. Plaintiff will fairly and adequately protect the interests of the Class, and has no interests contrary to or in conflict with those of the Class that Plaintiff seeks to represent. 27. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy. Plaintiff knows of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action. Moreover, Defendants’ harmful actions in conjunction with the Proposed Transaction are generally applicable to the Class, thus making relief with respect to the Class as a whole the appropriate remedy. FURTHER SUBSTANTIVE ALLEGATIONS The Company Background and its Poise for Growth The Company is Well-Positioned in its Niche Market 28. OpenTable, incorporated in 1998, is headquartered in San Francisco, California. The Company provides solutions that form an online

10 network connecting reservation-taking restaurants with the people that dine at those restaurants. 29. The Company is well-positioned in the online reservation market. OpenTable’s network includes over 31,000 restaurants located in all 50 states and certain international markets. The Company’s strategy is predicated on premise that, by attracting more restaurants to use OpenTable, more diners will use it for reservations. The Company believes that the increase in diners, in turn, will cause more restaurants to use OpenTable. 30. The Company’s solutions offered to restaurants includes its Electronic Reservation Book (“ERB”) and Connect. ERB is OpenTable’s proprietary software and hardware system that replaces the traditional pen and-paper reservations books with computerized host-stand operations. ERB manages many aspects of reservations, including phone and walk-in reservations, table management, and guest relations, among other things. OpenTable’s Connect is a web-based solution for restaurants to receive reservations from the Company’s online reservation system and mobile applications and from Company’s partners’ websites and mobile applications without the reservation management system features of ERB. As an integral part of its business, the Company offers diners solutions

11 which include the OpenTable’s restaurant reservation websites and mobile applications. 31. Restaurants using the Company’s ERB pay a one-time installation fee, a monthly subscription fee for use of the Company’s hardware and software, and a fee for each diner seated. Restaurants using Connect pay the Company a fee for each diner that is seated from OpenTable’s online reservations. There is no cost to the diner for the use of OpenTable’s online reservations system. 32. Since the Company’s inception, the Company seated over 575 million diners through online reservations. As seen from OpenTable’s Corporate Presentation dated May 1, 2014 (“Corporate Presentation”), over the past three years, the Company has demonstrated an impressive track record of growth and expansion in the number of restaurants with its systems installed and the number of diners it has seated through its online reservations as seen below:

12 33. The Company’s growth in its installed restaurants and diners seated, among other things, has translated well over to the Company’s revenue. According to the Corporate Presentation, the Company’s revenue has grown consistently quarter over quarter since the first quarter 2011. Between the first quarter of 2011 through the first quarter of 2014, this has translated into approximately a 59.6% increase in revenues. Noteworthy is the fact that the Company’s year over year revenue growth from the first quarter 2013 to the first quarter 2014 was over 18%. Steady Growth in Key Metrics Installed Restaurants Seated Diners

13 34. Additionally, the Company is well-positioned to expand sales and create value by increasing its penetration into more domestic restaurants and expanding further internationally. In the North American market, the Company estimates that it seated approximately 19% of diners who were seated through reservations during the year 2013, or approximately 140 million diners. Based on this estimate, the Company’s potential market for diners who it did not seat through its online reservations is approximately 600 million. 35. OpenTable also seeks to maintain its core strategy of “Add Restaurant, Add Diners” and replicate its proven North America model abroad. The Company currently has installed restaurants in the United Kingdom, Germany and Japan. In the United Kingdom, OpenTable estimates it seated 5% of the diners seated through reservations. As such, there were approximately 200 million diners which it did not seat. This represents a significant opportunity for the Company to increase its penetration into the United Kingdom market. 36. During the Company’s conference call discussing the Company’s fourth quarter 2013 and full-year 2013 results on February 4, 2014, Defendant Roberts discussed the Company’s performance stating:

14 Now let’s take a look at our key metrics by geography. In North America, which includes the U.S., Canada and Mexico, seated diners grew to 40 million in the fourth quarter, a 33% increase over last year or if you exclude the acquisition of Rezbook, a 29% increase. Also worth noting, approximately 40% of our North America seated diners originated on a mobile device. To add some additional context to our seated diner growth, during the fourth quarter, North America’s industry diner counts experienced a modest lift of just over 1% yearover- year. Turning to our installed base of restaurants in North America, we exited the quarter with 23,824 restaurants, representing a 20% year-over-year increase. This total includes 19,015 restaurants using our core Electronic Reservation Book product or ERB; 2,528 restaurants using our Connect product, which is designed primarily for walk-in restaurants that accept reservations; and 2,281 restaurants using the Rezbook technology. In our international segment, which includes the U.K., Germany and Japan, seated diners grew to 4.2 million in the fourth quarter, a 43% increase over last year. Looking at our installed base of international restaurants, we exited the fourth quarter with 7,729 installed restaurants. This total will include 3,871 ERB restaurants and 3,858 Connect restaurants. Now I'd like to provide you with our high-level perspective on our strategic focus for the year ahead. Over the last 15 years we’ve built a fantastic business. Restaurants around the global have entrusted us to power their central reservation book and make their businesses more successful. In fact more than 40% of all reservations taking restaurants in North America use our technology, and to-date we’ve seated more than half of billing diners who love our service, and there remains a huge growth opportunity in front of us. 37. More recently, during the Company’s Q1 2014 earnings conference call on May 1, 2014, the Company’s CFO, Robertson, stated:

15 Now, let’s turn to the results, which demonstrate that we are off to a great start to the year with our core operating metrics once again delivering strong financial results. Total Q1 revenues grew 18% to $53.8 million and adjusted EBITDA grew 10% to $20 million. Non-GAAP net income was $11 million or $0.45 per share. To provide further insight into our key financial results and metrics, it’s important to segment the statistics by geography since we are at different stages of development in our North America and international operations. First, let’s look at North America. North America total revenues grew 17% to $46 million, which is made up of three main components. North America reservation revenues grew 22% to $28.7 million, which represents 62% of total North America revenue. The primary driver of reservation revenue is the total number of seated diners which increased 24%. As a result of the weather we attributed loss of approximately 200 basis points of year-over-year seated diner growth or approximately $540,000 in North America reservation revenue in Q1. Also related to reservation revenue, the revenue per seated diner was $0.68 in Q1. During the quarter, Rezbook contributed 1.1 million seated diners and $101,000 in reservation revenue. Moving on to the next component, subscription revenue in North America grew 12% to $14.5 million. The main driver of subscription revenue is the number of installed ERB and Guest Center restaurants, which grew 10% over the prior year. The ERB and Guest Center monthly attrition on a unit basis remains near its historical level of approximately 1%. Also related to our subscription revenue, the average subscription ERB and Guest Center price was $244. Rezbook restaurants, which totaled 1,967 at March 31, contributed subscription revenue of $442,000 in Q1. And lastly, the smallest component of revenue disclosed as other revenue, decreased 10% to $2.8 million . . . . Now let’s review the results from our international operations. International revenue for the first quarter increased 29% to $7.8 million, 15% of the company’s total revenue

16 demonstrating the strongest international revenue growth rate in more than two years. International reservation revenue increased 55% to $5.5 million, subscription revenue grew 17% to $2.1 million and other revenues decreased 76% to $170,000. Related to reservation revenue, the revenue per seated diner was $1.30 in Q1 . . . . To sum up the quarter, we are very pleased with the solid growth in our core operating and financial metrics. And it’s great to see the business continued to deliver solid EBITDA margins and cash flows even as we invest behind the significant growth opportunities in both North America and internationally. 38. In light of OpenTable’s proven ability to increase revenues, the Company is well positioned to enjoy both short and long-term growth. The Company’s Consistently Improving Financial Results 39. From a financial perspective, the Company has continued to grow steadily since 2013. In a May 2, 2013 press release, OpenTable announced for the quarter ending March 31, 2013, that OpenTable increased “Revenue by 15% over Q1 2012 to $45.5 Million” and grew “Seated Diners by 25% over Q1 2012.” The press release went on to report that the Company’s Non-GAAP adjusted earnings before interest, depreciation, and amortization (“EBITDA”), stock-based compensation and acquisition related expenses for the quarter increased 10% to $18.14 million from $16.49 million as compared the same quarter in the previous year. Furthermore, the Company during the quarter increased its consolidated net

17 income from $4.8 million in the first quarter of 2012 to $7.1 million, representing an increase of approximately 47.9%. 40. The Company continued to demonstrate robust growth in the second quarter of fiscal 2013, ended June 30, 2013. A press release dated August 1, 2013 reported that the Company’s consolidated net revenues for the second quarter 2013 increased 15% over the same period in 2012 to $45.6 million. Of these revenues, the company reservation revenues were $27.7 million in the second quarter 2013 and were up 24% over the second quarter 2012. Operating income increased to $13.1 million during the quarter as compared to $8.9 million in the same period in 2012. These increases translated into consolidated net income of $8.3 million during the quarter, which was approximately a 45.6% increase over the same quarter in 2012. 41. OpenTable continued to improve its performance in the third quarter 2013, ended September 30, 2013. In a November 5, 2013 press release, the Company announced that consolidated net revenues in the third quarter increased to $46.7 million, or approximately an 18% increase over the same quarter in the previous year. Operating income during the quarter also increased to $10.2 million in Q2 2013 as compared to $9.2 million on

18 Q2 2012. These increases translated into consolidated net income of $7.6 million during the quarter, which was approximately a 28.8% increase over the same quarter in 2012. 42. On February 6, 2014, the Company issued a press release announcing its results for the fourth quarter 2013, ended December 31, 2013, and for the full fiscal year 2013. OpenTable reported that, for the full year 2013, total revenues grew by approximately 18% to $190.1 million, as compared to the 2012 revenues of $161.6 million. The press release went on further to describe that the highlights of 2013, including the fact that operating income increased by 27% over 2012 to $46.4 million, and non-GAAP adjusted EBITDA increased 16% over 2012, totaling $81.5 million. 43. As to the Company’s fourth quarter 2013 performance, the press release announced that total revenues increased to $52.3 million or 22% over the same quarter in 2012. Total operating income also increased by approximately 18.9% to $13.2 million in the fourth quarter 2013 versus $11.1 million in the fourth quarter 2012. Consolidated net income for the fourth quarter 2013 increased by approximately 37.3% to $10.3 million, as compared to $7.5 million in the same period in 2012. Robertson commented on the Company’s fourth quarter and full-year 2013 performance stating

19 “[w]ith Q4 2013 North America seated diner growth rates accelerating for the fourth sequential quarter, it's gratifying to see early returns on the investments we made in 2013. We believe our continued investments position the Company well for growth in 2014 and beyond.” 44. On May 1, 2014, the Company issued a press release announcing its results for the first quarter 2014 ended March 31, 2014. For the first quarter of 2014, OpenTable reported consolidated net revenues grew by 18% over the same quarter one year ago, to $53.8 million. The Company also reported non-GAAP consolidated net income of $11.0 million, or $0.45 per diluted share (which excluded certain compensation and acquisition expenses, among other things). Additionally, the quarter showed significant improvement in revenues from international operations, with the Company reporting a 29% increase over Q1 2013. Riding the wave of this increased performance internationally, Defendant Roberts stated “[a]s part of our evolution to a dining experiences company - and with our rebrand of toptable to OpenTable in the UK - we have a tremendous opportunity to be the global dining passport for consumers around the world.” 45. Nonetheless, the Board decided to sell the Company for inadequate consideration, thereby depriving OpenTable’s public

20 stockholders of their ability to enjoy the benefits of the Company’s promising short-term and long-term business prospects. Summary of the Proposed Transaction 46. In a press release dated June 13, 2014, the Company announced that it had entered into the Merger Agreement with Priceline pursuant to which Priceline, through Merger Sub, will commence a tender offer to acquire all of the outstanding common shares of the Company for a purchase price consisting of $103.00 in cash, without interest. 47. The Proposed Transaction is subject to customary terms and conditions, including OpenTable’s stockholders tendering a majority of the Company’s outstanding shares in the Tender Offer. 48. Following the successful completion of the Proposed Transaction, Merger Sub will merge with OpenTable and become an indirect wholly-owned subsidiary of Priceline. At that time, all remaining outstanding shares of OpenTable will receive the same Merger Consideration paid to other stockholders in the Tender Offer. 49. The Proposed Transaction is currently expected to be completed in the third quarter of 2014. Following the completion of the Proposed Transaction, OpenTable’s shares will be delisted from NASDAQ.

21 The Proposed Transaction Fails to Maximize Stockholder Value 50. The Proposed Transaction consideration is inadequate and significantly undervalues the Company. 51. As recently as November 15, 2013, OpenTable stock closed at $86.58 per share. The Merger Consideration represents only approximately an 18.9% premium over the November 15, 2013 share price. 52. Additionally, the market’s reaction demonstrates that the Company is worth more than the $103 per share offered under the Proposed Transaction. This is evidenced by the price of the Company’s common stock being driven to $104.48 at the close of trading on June 13, 2014, the day the Proposed Transaction was announced. 53. The Proposed Transaction consideration also fails to adequately compensate OpenTable’s stockholders for the significant synergies created by the Proposed Transaction. In press release announcing the Proposed Transaction dated June 13, 2014, Darren Hurston, Priceline’s President and CEO, acknowledged these synergies by stating that “OpenTable is a great match for The Priceline Group. They provide us with a natural extension into restaurant marketing services and wonderful and highly-valued booking experience for our global customers.”

22 54. Given the value of the Company’s assets, both in the general market and to Priceline in particular, the Board failed to secure a fair price for the Company. 55. The Board’s decision to sell the Company for inadequate consideration both fails to maximize stockholder value and deprives the Company’s stockholders of their ability to reap the benefits of OpenTable’s promising long-term financial returns. The Unreasonable Deal Protection Devices 56. Despite the inadequate consideration provided for by the Merger Agreement, the Individual Defendants agreed to certain terms that are designed to inhibit other bidders from coming forward with a superior offer. 57. § 7.03 of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered Priceline. § 7.03(a) demands that the Company and all its representatives terminate any and all prior or on-going discussions with other potential acquirers.

23 58. Furthermore, pursuant to § 7.03(c) of the Merger Agreement, should an unsolicited bidder provide any “expression of interest, proposal or offer . . . or request or discussions or negotiations” concerning an acquisition proposal, within two (2) business days the Company must notify Priceline, orally and in writing, of these communications and apprise Priceline of any material developments regarding terms, requests, or development. As part of these obligations, the Company must provide with the notice the identity(ies) of the party(ies) and a copy of any documents containing the offer, proposal or expression of interest. Furthermore under § 7.03, the Company is required to provide Priceline within one (1) business day all documents which the Company has sent or received that describes any terms or conditions of any acquisition proposal. 59. Pursuant to § 7.03(d) of the Merger Agreement, should (i) an unsolicited bidder submit a competing proposal for 50% or more of OpenTable’s assets (on a consolidated basis) or the total voting power of the Company’s equity securities; (ii) the Company determines in good faith after consulting with its financial and legal advisors that the competing acquisition proposal is or could reasonably be expected to result in a superior proposal; and (iii) the Board or committee thereof, after consulting

24 with the Company’s outside legal counsel, that abstaining from taking action would be inconsistent with the Board’s fiduciary duties under Delaware law, then OpenTable may provide the party submitting the competing proposal access to information and participate in negotiations or discussions with the party, so long as a confidentiality agreement with “standstill provisions” is in place before any non-public information is disclosed. 60. Pursuant to § 7.03(e), if the Company receives and unsolicited, bona fide acquisition proposal in writing that it determines in good faith, after consulting with its financial and outside legal advisors, to be a superior proposal and finds that failing to take action would be inconsistent with its fiduciary duties under Delaware law then the Company must provide written notice (which specifies all the material terms and conditions of the superior proposal, the identity of the party making the proposal, and to be accompanied with all the proposed transaction agreements with the superior proposal party) to Priceline at least three (3) business days in advance of its intention to effectuate a change of Board recommendation or terminate the Merger Agreement. During the three (3) business day period, the Company must negotiate in good faith with Priceline (if Priceline so desires) to amend

25 the terms and conditions of the Merger Agreement as to make the competing superior proposal to no longer be considered a superior proposal. 61. If any of the material terms or conditions of the competing superior proposal is altered by the competing acquirer, the Company must again notify Priceline of the material amendment or modification – at which time an additional one (1) business day period begins where the Company must again negotiate in good faith with Priceline to make the competing superior proposal no longer superior. 62. If the Board, or committee thereunder, after complying with the terms set for in § 7.03, wishes to terminate the Merger Agreement under § 10.03 (e), the Company must pay Priceline a termination fee of $91 million to Priceline concurrently (if on a business day, or on the next business day if the termination is on a non-business day) with the Company deciding to pursue a competing offer with a superior bidder. 63. The Board may only terminate the Merger Agreement, pursuant to its terms, in response to a superior offer after conducting an onerous and time consuming process, which substantially prejudices any potential topping bidder (and the Company’s stockholders) given the short amount of anticipated time between the announcement of the Proposed Transaction and

26 the likely close of the Tender Offer. Specifically, if the Board receives a written acquisition proposal for more than 50% of its consolidated assets or voting equity securities, it is required to first consult with its financial advisor and outside legal counsel regarding whether such proposal constitutes or could reasonably be expected to result in a superior proposal. If the Board makes this determination, then it must discuss with its outside legal counsel whether failing to take any action regarding the acquisition proposal would constitute a breach of the Board’s fiduciary duties under Delaware law, before it can provide that party with any information or participate in discussions or negotiations with that party. §7.03(d). If the Board then determines that the acquisition proposal is a superior proposal and intends to enter into a definitive agreement with the competing bidder or effectuate a recommendation change, it must provide Priceline with written notice of its intention to do such at three (3) business days in advance and during such time must negotiate with Priceline (if it so desires) to make the superior acquisition proposal no longer superior. § 7.03(2). Furthermore, if there is a material amendment to the superior proposal, the Company must provide Priceline at least one (a) business day for negotiating. §7.03(e)(ii).

27 Given that the offer is only open for twenty (20) business days, barring any extensions, the restrictions imposed by these requirements are unreasonable. 64. Additionally, in connection with entering into the Merger Agreement, the Supporting Stockholders entered into the Tender Support Agreement whereby Priceline locked up approximately 7% of the Company’s common stock. This Tender Support Agreement acts to further deter any potential topping bidder. 65. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention. The Individual Defendants’ Self-Interest in the Proposed Transaction 66. As a result of the Proposed Transaction, Defendant Roberts will continue on as CEO of OpenTable as it operates as an independently managed brand of Priceline. 67. Additionally, sections 4.05(b) and (c) state that any unvested Company stock options and restricted stock units will be converted into options and restricted stock units denominated in Priceline stock, rather than being cashed out along with the rest of the Company’s outstanding shares. By virtue of their substantial holdings of Company stock options, the

28 Individual Defendants will receive benefits not enjoyed by the Company’s public stockholders. Although the public stockholders will only be entitled to receive cash for their shares and will not be entitled to share in the future successes of the Company and Priceline, the Individual Defendants will receive Priceline stock upon the exercise of their options, entitling them to share in the upside to Priceline as a result of its acquisition of OpenTable. 68. Plaintiff accordingly seeks injunctive and other equitable relief to curtail the irreparable injury OpenTable’s stockholders will suffer from the flawed, self-interested, and inadequate Proposed Transaction absent judicial intervention. CLAIMS FOR RELIEF COUNT I Breach of Fiduciary Duties (Against All Individual Defendants) 69. Plaintiff repeats all previous allegations as if set forth in full herein. 70. The Individual Defendants have violated their fiduciary duties owed to the public stockholders of OpenTable and have acted to put their personal interests ahead of the interests of OpenTable’s stockholders.

29 71. The Individual Defendants’ recommendation of the Proposed Transaction will result in a sale of the Company which imposes heightened judicial scrutiny of the Board’s process and its obligation to maximize OpenTable’s value for the benefit of its stockholders. 72. The Individual Defendants have breached their fiduciary duties owed to the stockholders of OpenTable because, among other reasons: (i) they failed to take steps to maximize the value of OpenTable to its public stockholders and took steps to avoid competitive bidding; (ii) they agreed to deal protection provisions which may inhibit other bidders from coming forward with a superior offer; (iii) they failed to properly value OpenTable; and (iv) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own connections and self interest regarding the Proposed Transaction. 73. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of

30 OpenTable’s assets and will be prevented from benefiting from a value maximizing transaction. 74. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class. 75. Plaintiff and the Class have no adequate remedy at law. COUNT II Aiding and Abetting (Against Priceline and Merger Sub) 76. Plaintiff repeats all previous allegations as if set forth in full herein. 77. Defendants Priceline and Merger Sub are well aware that the Individual Defendants have not sought, and are not seeking, to obtain the best possible transaction for the Company’s public stockholders. 78. As alleged in more detail above, Defendants Priceline and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties via causing the Board to accept inadequate consideration for the Company’s public stockholders and negotiating unreasonably preclusive deal protection terms.

31 79. As a result, Plaintiff and the Class members are being harmed. 80. Plaintiff and the Class have no adequate remedy at law. WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows: (A) declaring this action to be a class action and certifying Plaintiff as the Class Representative and his counsel as Class Counsel; (B) enjoining, preliminarily and permanently, the Proposed Transaction; (C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages; (D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties; (E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

32 (F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper. Dated: June 17, 2014 O’KELLY ERNST & BIELLI, LLC /s/ Ryan M. Ernst Ryan M. Ernst (#4788) Daniel P. Murray (#5785) 901 N. Market Street, Suite 1000 Wilmington, DE 19801 (302) 778-4000 rernst@oeblegal.com dmurray@oeblegal.com Attorneys for Plaintiffs OF COUNSEL Donald J. Enright LEVI & KORSINSKY, LLP 1101 30th Street NW Suite 115 Washington, DC 20007 Tel: (202) 524-4290 Fax: (202) 333-2121